Adara Acquisition Corp.

8845 Red Oak Boulevard

Charlotte, NC 28217

(704) 606-2922

February 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Re:	Adara Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 14, 2021

File No. 333-250157

Dear Ms. Dorin:

Adara Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 2, 2021, regarding Amendment No. 1 to the Registration Statement on Form S-1 filed on January 14, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made to the Registration Statement in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary

Limited Payments to insiders, page 23

1.	Please reconcile your disclosure here that there will be no compensation paid by you to your sponsor, officers, directors or any affiliate of your sponsor, officers or directors prior to, or in connection with any services rendered in order to effectuate, the consummation of your initial business combination, other than those specified on page 23, with your disclosure on page 101 under Certain Relationships and Related Party Transactions that you have agreed to pay your Chief Financial Officer $50,000 for acquisition related services to be provided by him in 2021. Please also disclose if such payment to Mr. Porter will be made from the proceeds of this offering held in the trust account..

In response to the Staff’s comment, we have revised the disclosure on pages 23, 79, 95, 96 and 102 of the Amended Registration Statement.

*      *      *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jeffrey Rubin, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Adara Acquisition Corp.

By:	/s/ Martin A. Sumichrast
Name:	Martin A. Sumichrast
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP